DC

NO ACT
P.E 2-11-03
1-9924

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

03010519

February 14, 2003

Shelley J. Dropkin
Senior Counsel
Citigroup Inc.
425 Park Avenue
New York, NY 10043

PROCESSED
FEB 25 2003
THOMSON
FINANCIAL

Act 1934
Section
Rule 14A-8
Public
Availability 2/14/2003

Re: Citigroup Inc.

Dear Ms. Dropkin:

This is in regard to your letter dated February 11, 2003 concerning the shareholder proposal submitted by the American Baptist Home Mission Society, Catholic Healthcare West, Congregation of the Passion, Mercy Consolidated Assets Management, School Sisters of Notre Dame Cooperative Investment Fund, Religious of the Sacred Heart of Mary, Sisters of Mercy of the Detroit Region, The Ursuline Sisters of Tildonk, US Province, Camilla Madden Charitable Trust, Community of the Sisters of St. Dominic of Caldwell, Maryknoll Sisters of St. Dominic, School Sisters of Notre Dame of St. Louis, School Sisters of Notre Dame (Wisconsin), Sisters of Charity of St. Elizabeth of New Jersey, and Sisters of St. Francis (Dubuque, Iowa) for inclusion in Citigroup's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponents have withdrawn the proposal, and that Citigroup therefore withdraws its December 19, 2002 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Gail A. Pierce
Attorney-Advisor

cc: Sr. Laurie Michalowski
Congregation of the Passion
5700 N. Harlem Avenue
Chicago, IL 60631

citigroup

Citigroup Inc.
425 Park Avenue
New York, NY 10043

December 19, 2002

Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: **Stockholder Proposal to Citigroup Inc. of The Congregation of the Passion, Mercy Consolidated Asset Management Program, The Sisters of Mercy of the Detroit Region/Charitable Trust, The Ursuline Sisters of Tildonk-U.S. Province, the School Sisters of Notre Dame, the American Baptist Home Mission Society, Religious of the Sacred Heart of Mary, Marknoll Sisters of St. Dominic, Catholic Healthcare West, School Sisters of Notre Dame of St. Louis, Sisters of St. Francis, The Sisters of Charity of Saint Elizabeth, Camilla Madden Charitable Trust, Sisters of St. Dominic of Caldwell New Jersey, and the School Sisters of Notre Dame (Wisconsin) (the "Proponents")**

Dear Sir or Madam:

Pursuant to Rule 14a-8(d) of the rules and regulations promulgated under the Securities Exchange Act of 1934, as amended (the "Act"), enclosed herewith for filing are six copies of a stockholder proposal and supporting statement submitted by the Proponents listed above, for inclusion in the proxy to be furnished to stockholders by Citigroup Inc. in connection with its annual meeting of stockholders to be held on April 15, 2003. Also enclosed for filing are six copies of a statement outlining the reasons Citigroup Inc. deems the omission of the attached stockholder proposal from its proxy statement and form of proxy to be proper pursuant to Rule 14a-8(i)(10) and Rule 14a-8(i)(7) promulgated under the Act.

Rule 14a-8(i)(10) provides that a proposal may be omitted if "the company has substantially implemented the proposal."

Rule 14a-8(i)(7) provides that a proposal may be omitted if it "deals with a matter relating the company's ordinary business operations."

By copy of this letter and the enclosed material, Citigroup Inc. is notifying the Proponents of its intention to omit this proposal from its proxy statement and form of proxy. Citigroup Inc. currently plans to file its definitive proxy soliciting material with the Securities and Exchange Commission on or about March 11, 2003.

Kindly acknowledge receipt of this letter and the enclosed material by stamping the enclosed copy of this letter and returning it to me in the enclosed self-addressed, stamped envelope. If you have any comments or questions concerning this matter, please contact me at 212 793 7396.

Very truly yours,

Shelley J. Dropkin
Senior Counsel

Enclosures

cc: The Congregation of the Passion
Mercy Consolidated Asset Management Program
The Sisters of Mercy of the Detroit Region/Charitable Trust
The Ursuline Sisters of Tildonk-U.S. Province
The School Sisters of Notre Dame
The American Baptist Home Mission Society
Religious of the Sacred Heart of Mary
Marknoll Sisters of St. Dominic
Catholic Healthcare West
School Sisters of Notre Dame of St. Louis
Sisters of St. Francis
The Sisters of Charity of Saint Elizabeth
Camilla Madden Charitable Trust
Sisters of St. Dominic of Caldwell New Jersey
The School Sisters of Notre Dame (Wisconsin)

STATEMENT OF INTENT TO OMIT STOCKHOLDER PROPOSAL

Citigroup Inc., a Delaware corporation ("Citigroup" or the "Company"), intends to omit the stockholder proposal and supporting statement (the "Proposal") a copy of which is annexed hereto as Exhibit A, submitted by The Congregation of the Passion, Mercy Consolidated Asset Management Program, The Sisters of Mercy of the Detroit Region/Charitable Trust, The Ursuline Sisters of Tildonk-U.S. Province, the School Sisters of Notre Dame, the American Baptist Home Mission Society, Religious of the Sacred Heart of Mary, Marknoll Sisters of St. Dominic, Catholic Healthcare West, School Sisters of Notre Dame of St. Louis, Sisters of St. Francis, The Sisters of Charity of Saint Elizabeth, Camilla Madden Charitable Trust, Sisters of St. Dominic of Caldwell New Jersey, and the School Sisters of Notre Dame (Wisconsin) (collectively, the "Proponent") for inclusion in its proxy statement and form of proxy (together, the "2003 Proxy Materials") to be distributed to stockholders in connection with the Annual Meeting of Stockholders to be held on April 15, 2003.

The Proposal urges the Company to adopt a resolution to "develop a policy that effectively precludes our corporation from engaging in material financings as trading transactions, which although they appear as trades are intentionally designed as loans and do not present any market trading risk for reasons of side contracts with the same party or related parties."

It is Citigroup's belief that the Proposal may be omitted pursuant to Rule 14a-8(i)(10) and Rule 14a-8(i)(7). Rule 14a-8(i)(10) provides that a proposal may be omitted if "the company has substantially implemented the proposal." Rule 14a-8(i)(7) provides that a proposal may be omitted if it "deals with a matter relating the company's ordinary business operations."

THE PROPOSAL MAY BE OMITTED BECAUSE THE COMPANY HAS SUBSTANTIALLY IMPLEMENTED THE PROPOSAL

Rule 14a-8(i)(10) allows the exclusion of a proposal if "the company has substantially implemented the proposal." The Company has adopted numerous policies that satisfy the requirements of the Proposal.

On August 7, 2002 the Company announced the adoption of a policy for its structured finance business. The Company will only execute material financing transactions that a client does not record as debt on its balance sheet if the client agrees to make prompt disclosure of the transaction's impact on its investors. For such transactions the client will need to disclose the details of the transaction, including management's analysis of the net effect the transaction would have on the financial condition of the client, the nature and amount of the obligations, and a description of events that may cause an obligation to arise, increase or be accelerated. Moreover, the Company will provide the complete set of transaction documents to the client's chief financial officer, chief legal officer and independent auditors. These policies directly satisfy the requirements of the Proposal. In addition, the Company will follow the same procedures with respect to structured finance transactions it enters into on its own behalf.

Rule 14a-8(i)(10) permits the omission of a stockholder proposal if "the company has substantially implemented the proposal." It is Citigroup's belief that the Proposal has been fully implemented and it may be omitted consistent with recent no-action letters issued by the staff of the Securities and Exchange Commission. See The Talbots, Inc. (April 5, 2002); Puerto Rican Cement Company, Inc. (March 25, 2002).

As the Company has effected numerous policies that achieve the goals of the Proposal, the Proposal has been implemented. Accordingly, the Company believes that the Proposal may be omitted under Rule 14a-8(i)(10).

THE PROPOSAL MAY BE OMITTED BECAUSE IT DEALS WITH THE COMPANY'S ORDINARY BUSINESS OPERATIONS

Rule 14a-8(i)(7) allows the exclusion of a proposal if it relates to a "company's ordinary business operations." The Securities and Exchange Commission ("SEC"), in Release No. 34-40018, stated that the purpose of the "ordinary business" exemption is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual meeting." The SEC stated that the underlying policy of the ordinary business exclusion rests on two considerations, avoiding direct shareholder oversight over tasks and decisions that are "so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight," and avoiding proposals that seek to "micro-manage" a company by "probing too deeply into matters of a complex nature upon which shareholders, as a group would not be in a position to make an informed judgment."

The Proposal seeks to dictate to the Company the terms on which it can enter into financing transactions with clients. The Company is a global financial services company that, among other things provides a wide range of financial products and services to its clients. Determining the structure and terms of transactions and reviewing and approving such transactions are a fundamental part of the ordinary operations of the Company's banking operation. Stockholders are not in a position to oversee the establishment and development of these terms, since a complex mix of factors are involved. These factors include legal and accounting issues surrounding the financing, general market conditions, the risk to the Company of entering into a transaction, and assessments of a transaction's possible effect on the Company's reputation and the extent to which a transaction will benefit the client, the Company and our shareholders. In addition to the policy on material financings, the Company has extensive policies in place for reviewing and approving transactions to address these and other issues. In sum, the complex and comprehensive criteria that factor into the decision to approve a financing transaction are within the purview of its ordinary business operations and the day-to-day functions of the Company's management.

Moreover, the SEC has repeatedly determined that the policies that a company applies in making credit and lending decisions raise issues within its ordinary business operations. See Banc One Corporation (February 25, 1993) (proposal dealing in part with company's "lending strategies" may be excluded because it relates to ordinary business operations); BankAmerica Corporation (March 23, 1992) (proposal requesting implementation of certain policies and procedures relating to the lending activities of an issuer's commercial bank subsidiaries may be excluded because it relates to "credit policies, loan underwriting and customer relations"); Bancorp Hawaii, Inc. (February 27, 1992) (proposal prohibiting the company from participating in a number of specified business activities, including purchasing bonds, making loans and acting as a financial consultant may be excluded); Citicorp (January 25, 1991) (proposal requesting issuer to use different standards in determining whether to make loans may be excluded as within the purview of ordinary business operations); BankAmerica Corporation (February 18, 1977) ("the procedures applicable to making of particular categories of loans, the factors to be taken into account by lending officers in making such loans, and the terms and conditions to be included in certain loan agreements are matters directly related to the conduct of one of the company's principal businesses and part of its every day business operation").

As the Proposal relates to the ordinary business operations of the Company, the Company believes the Proposal may be omitted under Rule 14a-8(i)(7).

CONCLUSION

Citigroup respectfully submits the Proposal has been substantially implemented and relates to Citigroup's ordinary business operations and may be omitted pursuant to Rule 14a-8(i)(10) and Rule 14a-8(i)(7).

Structured Finance Transactions
Prohibition of LOANS DISGUISED AS TRADES

Whereas recent Senate investigations into energy sector companies, Enron, Dynergy and CMS Energy showed that these corporations engaged in round trip trades, which are purchases and sales with the same party at the same price. These trades falsely inflated the revenue reported by the company and obscure the actual amount of funds the company had borrowed. They subsequently contributed to the financial problems of these companies. Such round trip trades in securities, also known as "wash sales" were prohibited by Congress in 1934 as a result of abuses in the 20's.

Whereas banks have also contributed to the problem by purchasing and paying in full for forward gas or oil contracts (trades) that were then to be sold back at a future date. However by using side agreements, the banks took no risk of changes of gas or oil prices and arranged that the total of the transaction would net them the return of their initial investment plus the return for the period at the going interest rate. In essence, this process is equivalent to a loan and should be reported as such, rather than as off-balance sheet equity investment for either the bank and/or the corporation involved in the transaction.

Whereas Senator Carl Levin stated that " . . .the Subcommittee looked at the sham transactions that Enron used to obtain billions in loans from major financial institutions without showing any debt on Enron's books. . . . Chase and Citigroup did more than just help Enron carry out its deceptions; they also pitched Enron-style, phony prepays to other companies, further spreading into the U.S. business community the poisonous practice of misleading accounting."

Whereas as a result of this misleading accounting, banks may find themselves liable for recovery from Enron creditors for facilitating the financial deception. Such transactions represent unsecured loans and expose banks to loss of capital if the company with which such a transaction was engaged fails, as in the case of Enron. The rating agencies recognize these uncertainties and may downgrade the rating of banks involved, exacerbating the difficult financial situation of the banks. A Wall Street Journal editorial commented "These banks deserve the beating they're now getting." "The outline that emerged from the Senate (Hearings) seems to show that Citi and Morgan were energetically helping Enron disguise reality from investors."

Whereas in addition the $8.5 billion of prepaid transactions with Enron by Chase and Citigroup, another $1 billion of such transactions are alleged to have participated in by Barclays, Credit Suisse First Boston, FleetBoston, Royal Bank of Scotland and Toronto Dominion.

Be It Resolved that the shareholders request the Board to develop a policy that effectively precludes our corporation from engaging in material financings as trading transactions, which although they appear as trades are intentionally designed as loans and do not present any market trading risk for reasons of side contracts with the same party or related parties.

citigroup

RECEIVED

2003 FEB 12 PM 3:19

OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Citigroup Inc.
399 Park Avenue
New York, NY 10043

Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

February 11, 2003

Re: Stockholder Proposal to Citigroup Inc. of the American Baptist Home Mission Society, Catholic Healthcare West, Congregation of the Passion, Mercy Consolidated Assets Management, School Sisters of Notre Dame Cooperative Investment Fund, Religious of the Sacred Heart of Mary, Sisters of Mercy of the Detroit Region, The Ursuline Sisters of Tildonk, US Province, Camilla Madden Charitable Trust, Community of the Sisters of St. Dominic of Caldwell, Maryknoll Sisters of St. Dominic, School Sisters of Notre Dame of St. Louis, School Sisters of Notre Dame (Wisconsin), Sisters of Charity of St. Elizabeth of New Jersey, Sisters of St. Francis (Dubuque, Iowa)(the "Proponents")

Dear Sir or Madam:

Citigroup Inc. (the "Company") hereby formally withdraws its December 19, 2002 no-action request to the Office of the Chief Counsel with respect to the shareholder proposal and statements in support thereof (the "Proposal") received from the Proponents requesting the Company's Board of Directors to develop a policy that precludes "loans disguised as trades" in structured finance transactions.

The Proponents have determined to withdraw the request that the Proposal be included in the proxy statement and form of proxy for the Company's 2003 annual meeting of shareholders. A copy of the correspondence evidencing withdrawal of the Proposal is attached to this letter.

Please acknowledge receipt of this letter and its enclosures by stamping the enclosed copy of this letter and faxing back to me at 212 793 7600. If you have any comments or questions concerning this matter, please contact me at 212 793 7396.

Very truly yours,

Shelley J. Dropkin
Senior Counsel

Enclosures

February 5, 2003

Kenneth Cohen
Corporate Governance
Citigroup Inc.
425 Park Avenue
New York, NY 10043

Fax: 212-793-0814

Dear Kenneth:

The proponents of the shareholder resolution entitled Loans Disguised as Trades, after reviewing your email response, believe we have reached an agreement. Therefore, the proposal is officially withdrawn with this letter.

Sincerely,
Laurie
Laurie Michalowski
on behalf of:

American Baptist Home Mission Society

Camilla Madden Charitable Trust

Catholic Healthcare West

Community of the Sisters of St. Dominic of Caldwell

Congregation of the Passion

Maryknoll Sisters of St. Dominic

Mercy Consolidated Management Assets

School Sisters of Notre dame of St. Louis (Linda Jansen)

School Sisters of Notre Dame Cooperative Investment Fund (S. Jordan)

School Sisters of Notre Dame (Wisconsin) (Timothy Dewane)

Religious of the Sacred Heart of Mary

Sisters of Charity of St. Elizabeth of NJ

Sisters of Mercy of the Detroit Region (Valerie Heinonen)

Sisters of St. Francis (Dubuque, IA)

The Ursuline Sisters of Tildonk, US Province

February 5, 2003

Kenneth Cohen
Corporate Governance
Citigroup Inc.
425 Park Avenue
New York, NY 10043

Fax: 212-793-0814

Dear Kenneth:

The proponents of the shareholder resolution entitled Loans Disguised as Trades, after reviewing your email response, believe we have reached an agreement. Therefore, the proposal is officially withdrawn with this letter.

Sincerely,
Laurie
Laurie Michalowski
on behalf of:

American Baptist Home Mission Society

Camilla Madden Charitable Trust

Catholic Healthcare West

Community of the Sisters of St. Dominic of Caldwell

Laurie Michalowski
Congregation of the Passion

Maryknoll Sisters of St. Dominic

Mercy Consolidated Management Assets

School Sisters of Notre dame of St. Louis (Linda Jansen)

School Sisters of Notre Dame Cooperative Investment Fund (S. Jordan)

School Sisters of Notre Dame (Wisconsin) (Timothy Dewane)

Religious of the Sacred Heart of Mary

Sister Barbara Aires
Sisters of Charity of St. Elizabeth of NJ

Sisters of Mercy of the Detroit Region (Valerie Heinonen)

Sisters of St. Francis (Dubuque, IA)

The Ursuline Sisters of Tildonk, US Province

February 5, 2003

Kenneth Cohen
Corporate Governance
Citigroup Inc.
425 Park Avenue
New York, NY 10043

Fax: 212-793-0814

Dear Kenneth:

The proponents of the shareholder resolution entitled Loans Disguised as Trades, after reviewing your email response, believe we have reached an agreement. Therefore, the proposal is officially withdrawn with this letter.

Sincerely,
Laurie
Laurie Michalowski
on behalf of:

American Baptist Home Mission Society

Camilla Madden Charitable Trust

Catholic Healthcare West

Community of the Sisters of St. Dominic of Caldwell

Laurie Michalowski
Congregation of the Passion

Maryknoll Sisters of St. Dominic

Mercy Consolidated Management Assets

School Sisters of Notre dame of St. Louis (Linda Jansen)

School Sisters of Notre Dame Cooperative Investment Fund (S. Jordan)

School Sisters of Notre Dame (Wisconsin) (Timothy Dewane)

Religious of the Sacred Heart of Mary

Sisters of Charity of St. Elizabeth of NJ

Sisters of Mercy of the Detroit Region (Valerie Heinonen)

Sisters of St. Francis (Dubuque, IA)

The Ursuline Sisters of Tildonk, US Province

February 5, 2003

Kenneth Cohen
Corporate Governance
Citigroup Inc.
425 Park Avenue
New York, NY 10043

Fax: 212-793-0814

Dear Kenneth:

The proponents of the shareholder resolution entitled Loans Disguised as Trades, after reviewing your email response, believe we have reached an agreement. Therefore, the proposal is officially withdrawn with this letter.

Sincerely,

Laurie Michalowski
on behalf of:

American Baptist Home Mission Society

Camilla Madden Charitable Trust

Catholic Healthcare West

Community of the Sisters of St. Dominic of Caldwell

Laurie Michalowski
Congregation of the Passion

Maryknoll Sisters of St. Dominic

Mercy Consolidated Management Assets

School Sisters of Notre dame of St. Louis (Linda Jansen)

Susan Jordan, SSND
School Sisters of Notre Dame Cooperative Investment Fund (S. Jordan)

School Sisters of Notre Dame (Wisconsin) (Timothy Dewane)

Religious of the Sacred Heart of Mary

Sisters of Charity of St. Elizabeth of NJ

Sisters of Mercy of the Detroit Region (Valerie Heinonen)

Sisters of St. Francis (Dubuque, IA)

The Ursuline Sisters of Tildonk, US Province

February 5, 2003

Kenneth Cohen
Corporate Governance
Citigroup Inc.
425 Park Avenue
New York, NY 10043

Fax: 212-793-0814

Dear Kenneth:

The proponents of the shareholder resolution entitled Loans Disguised as Trades, after reviewing your email response, believe we have reached an agreement. Therefore, the proposal is officially withdrawn with this letter.

Sincerely,
Laurie
Laurie Michalowski
on behalf of:

American Baptist Home Mission Society

Camilla Madden Charitable Trust

Catholic Healthcare West

Community of the Sisters of St. Dominic of Caldwell

Laurie Michalowski
Congregation of the Passion

Maryknoll Sisters of St. Dominic

Mercy Consolidated Management Assets

Sister Linda Jansen, SSND
School Sisters of Notre dame of St. Louis (Linda Jansen)

School Sisters of Notre Dame Cooperative Investment Fund (S. Jordan)

School Sisters of Notre Dame (Wisconsin) (Timothy Dewane)

Religious of the Sacred Heart of Mary

Sisters of Charity of St. Elizabeth of NJ

Sisters of Mercy of the Detroit Region (Valerie Heinonen)

Sisters of St. Francis (Dubuque, IA)

The Ursuline Sisters of Tildonk, US Province

February 5, 2003

Kenneth Cohen
Corporate Governance
Citigroup Inc.
425 Park Avenue
New York, NY 10043

Fax: 212-793-0814

Dear Kenneth:

The proponents of the shareholder resolution entitled Loans Disguised as Trades, after reviewing your email response, believe we have reached an agreement. Therefore, the proposal is officially withdrawn with this letter.

Sincerely,
Laurie
Laurie Michalowski
on behalf of:

American Baptist Home Mission Society	Camilla Madden Charitable Trust
Catholic Healthcare West	Community of the Sisters of St. Dominic of Caldwell
Laurie Michalowski Congregation of the Passion	Maryknoll Sisters of St. Dominic
Mercy Consolidated Management Assets	School Sisters of Notre dame of St. Louis (Linda Jansen)
School Sisters of Notre Dame Cooperative Investment Fund (S. Jordan)	School Sisters of Notre Dame (Wisconsin) (Timothy Dewane)
Rosamond Blanchet, RSHM. Religious of the Sacred Heart of Mary	Sisters of Charity of St. Elizabeth of NJ
Sisters of Mercy of the Detroit Region (Valerie Heinonen)	Sisters of St. Francis (Dubuque, IA)
The Ursuline Sisters of Tildonk, US Province	

February 5, 2003

Kenneth Cohen
Corporate Governance
Citigroup Inc.
425 Park Avenue
New York, NY 10043

Fax: 212-793-0814

Dear Kenneth:

The proponents of the shareholder resolution entitled Loans Disguised as Trades, after reviewing your email response, believe we have reached an agreement. Therefore, the proposal is officially withdrawn with this letter.

Sincerely,
Laurie
Laurie Michalowski
on behalf of:

American Baptist Home Mission Society	Camilla Madden Charitable Trust
Catholic Healthcare West	Community of the Sisters of St. Dominic of Caldwell
Laurie Michalowski Congregation of the Passion	Maryknoll Sisters of St. Dominic
Mercy Consolidated Management Assets	School Sisters of Notre dame of St. Louis (Linda Jansen)
School Sisters of Notre Dame Cooperative Investment Fund (S. Jordan)	School Sisters of Notre Dame (Wisconsin) (Timothy Dewane)
Religious of the Sacred Heart of Mary	Sisters of Charity of St. Elizabeth of NJ
Sisters of Mercy of the Detroit Region (Valerie Heinonen)	Jordan Dahm, osf Sisters of St. Francis (Dubuque, IA)
The Ursuline Sisters of Tildonk, US Province	

February 5, 2003

Kenneth Cohen
Corporate Governance
Citigroup Inc.
425 Park Avenue
New York, NY 10043

Fax: 212-793-0814

Dear Kenneth:

The proponents of the shareholder resolution entitled Loans Disguised as Trades, after reviewing your email response, believe we have reached an agreement. Therefore, the proposal is officially withdrawn with this letter.

Sincerely,
Laurie
Laurie Michalowski
on behalf of:

American Baptist Home Mission Society	Camilla Madden Charitable Trust
Catholic Healthcare West	Community of the Sisters of St. Dominic of Caldwell
Laurie Michalowski Congregation of the Passion	Maryknoll Sisters of St. Dominic
Valerie Heinonen, Mercy Consolidated Management Assets osu	School Sisters of Notre dame of St. Louis (Linda Jansen)
School Sisters of Notre Dame Cooperative Investment Fund (S. Jordan)	School Sisters of Notre Dame (Wisconsin) (Timothy Dewane)
Religious of the Sacred Heart of Mary	Sisters of Charity of St. Elizabeth of NJ
Valerie Heinonen, Sisters of Mercy of the Detroit Region osu (Valerie Heinonen)	Sisters of St. Francis (Dubuque, IA)
Valerie Heinonen, The Ursuline Sisters of Tildonk, US Province osu.	

February 5, 2003

Kenneth Cohen
Corporate Governance
Citigroup Inc.
425 Park Avenue
New York, NY 10043

Fax: 212-793-0814

Dear Kenneth:

The proponents of the shareholder resolution entitled Loans Disguised as Trades, after reviewing your email response, believe we have reached an agreement. Therefore, the proposal is officially withdrawn with this letter.

Sincerely,

Laurie Michalowski
on behalf of:

American Baptist Home Mission Society	Camilla Madden Charitable Trust
Catholic Healthcare West	Community of the Sisters of St. Dominic of Caldwell
Congregation of the Passion	Maryknoll Sisters of St. Dominic
Mercy Consolidated Management Assets	School Sisters of Notre dame of St. Louis (Linda Jansen)
School Sisters of Notre Dame Cooperative Investment Fund (S. Jordan)	School Sisters of Notre Dame (Wisconsin) (Timothy Dewane)
Religious of the Sacred Heart of Mary	Sisters of Charity of St. Elizabeth of NJ
Sisters of Mercy of the Detroit Region (Valerie Heinonen)	Sisters of St. Francis (Dubuque, IA)
The Ursuline Sisters of Tildonk, US Province	

February 9, 2007

Kenneth Cohen
Corporate Governance
Citigroup Inc.
425 Park Avenue
New York, NY 10043

Fax: 212-793-0814

Dear Kenneth:

The proponents of the shareholder resolution entitled Loans Disguised as Trades, after reviewing your email response, believe we have reached an agreement. Therefore, the proposal is officially withdrawn with this letter.

Sincerely,

Laurie
Laurie Michalowski
on behalf of:

American Baptist Home Mission Society	Camilla Madden Charitable Trust
[redacted] Catholic Healthcare West	Community of the Sisters of St. Dominic of Caldwell Rev. Joseph P. La Mar, M.M.
Laurie Michalowski Congregation of the Passion	Maryknoll Sisters of St. Dominic
Mercy Consolidated Management Assets	School Sisters of Notre dame of St. Louis (Linda Jansen)
School Sisters of Notre Dame Cooperative Investment Fund (S. Jordan)	School Sisters of Notre Dame (Wisconsin) (Timothy Dewane)
Religious of the Sacred Heart of Mary	Sisters of Charity of St. Elizabeth of NJ
Sisters of Mercy of the Detroit Region (Valerie Heinonen)	Sisters of St. Francis (Dubuque, IA)

Sr. Laurie Michalowski
Congregation of the Passion
5700 N. Harlem Avenue
Chicago, Illinois 60631

November 14, 2002

Dear Sr. Laurie:

Citigroup Inc. acknowledges receipt of your stockholder proposal for submission to Citigroup stockholders at the Annual Meeting in April 2003.

Please note that you are required to provide Citigroup with a written statement from the record holder of your securities (usually a bank or broker) that you have held Citigroup stock continuously for at least one year as of the date you submitted your proposal. This statement must be provided within 14 days of receipt of this notice, in accordance with the rules and regulations of the Securities and Exchange Commission.

Sincerely,

Shelley J. Dropkin
Assistant Secretary

citigroup

Legal Department
425 Park Avenue, 2nd Floor
New York, New York 10043

TELECOPIER MESSAGE

Date: **January 10, 2003**
To: **Courtney Schuster**
Company: **SEC**
Fax: **202-942-9528**
Telephone:

From: **Shelley J. Dropkin**
Telephone: (212) 793 7396
Telecopier: (212) 793 7600

Number of pages (including this cover sheet): 2

SPECIAL INSTRUCTIONS

Please deliver promptly. If you did not receive all pages, please call (212) 793 7625.